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                              December 18, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed December 5,
2023
                                                            File No. 333-272110

       Dear Hung To Pau:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form S-1

       General

   1. We note that since the filing of the Form S-1, filed on May 22, 2023, certain disclosure appearing on the cover
page, Summary and Risk Factor sections relating to legal and operational risks
associated with operating in China and PRC regulations has been removed. It is unclear
to us that there have been changes in the regulatory environment in the PRC since the May
22, 2023 filing, warranting revised disclosure to mitigate the challenges you face and
related disclosures. The Sample Letters to China-Based
                                                        Companies sought
specific disclosure relating to the risk that the PRC government may intervene in or
influence your operations at any time, or may exert control over operations of your business, which
could result in a material change in your operations and/or the value of the securities
you are registering for sale. We remind you that, pursuant to federal securities rules, the
term    control    (including the terms    controlling,       controlled by,
and
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany18,
December  NameAdvanced
              2023        Biomed Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
            under common control with   ) as defined in Securities Act Rule 405
means    the
         possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities,
         by contract, or otherwise.    We do not believe that your revised
disclosure conveys the
         same risk. Please restore your disclosures in these areas to the disclosures as they existed in prior amendments. As examples, and without limitation, we note that your revised disclosure in Amendment No. 7 to the Form S-1 does not address the following points from these previous amendments:
             Your disclosure on page 40 of Amendment No. 1 to the DRS, submitted March 6,
              2023, in the Risk Factors, under the heading    If the Chinese
government were to
              impose new requirements for approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or
              be worthless,    that you and your PRC Subsidiary, (1) are not
required to obtain
              permissions from any PRC authorities to operate or issue Common stock to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of your PRC Subsidiaries' operations, and (3)
              have not received or were denied such permissions by any PRC authorities.
              Additionally, this page included disclosure that the General Office of the Central
              Committee of the Communist Party of China and the General Office of the State
              Council jointly issued the "Opinions on Severely Cracking Down on Illegal
              Securities Activities According to Law," which emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies and that, given the current
              PRC regulatory environment, it is uncertain when and whether you or your PRC
              Subsidiary, will be required to obtain permission from the PRC government to list on
              U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Please also expand this statement to cover your subsidiary in Hong Kong;
             Your disclosure concerning the Trial Measures on the cover page and page 40 of
              Amendment No. 1 to the DRS, submitted March 6, 2023;
             The risk factor heading itself from page 40 to the Form S-1, filed on May 22, 2023:
                 If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
             Your disclosure concerning the Holding Foreign Companies Accountable Act, which appeared on page 45 of the Form S-1, filed on May 22, 2023;
             Your disclosure concerning the CAC cybersecurity probes opened in July of 2021 and the expert interpretation of the Revised Cybersecurity Measures published on the
              CAC website on February 17, 2022, as appeared on the cover page of the
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
December 18, 2023
Page 3
              Amendment No. 1 to the Form S-1;
                Your disclosure concerning loans from your holding subsidiaries outside of China
              (your FIEs) and the required registration of such loans with the Stated Administration of Foreign Exchange, which appeared on pages 4 and 16 of the Amendment No. 1 to the Form S-1; and
                The following Risk Factors that appeared in the Amendment No. 1 to the Form S-1:
                o Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the
                   future;
                o Regulation and censorship of information disseminated over the Internet in the
                   PRC may adversely affect our business, and we may be liable for content that is
                   displayed on our website;
                o Additional factors outside of our control related to doing business in the PRC
                   could negatively affect our business;    and
                o Payment of dividends is subject to restrictions under Nevada and the PRC laws.

2. Your disclosure continues to only state that the Chinese government may intervene or influence the operation of your Shanghai subsidiary and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in your Shanghai subsidiary, which could result in a material change in operations of your Shanghai subsidiary and/or the value of your common stock, and that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in your
       Shanghai subsidiary could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise to clarify that these risks apply to your
       Shanghai subsidiary and Advanced Biomed HK. Please further revise throughout your prospectus to specifically clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. Other examples include, but are not necessarily limited to, page 17 in the Summary Risk Factors:
   We, through our
       Shanghai subsidiary, are subject to unique legal risks, and the enforcement of Chinese laws and regulations can change quickly with little advance notice, and page 39 in the
FirstName LastNameHung To Pau, Ph.D.
       Risk Factors:    Since we our Shanghai subsidiary is located in Mainland
China, economic,
Comapany    NameAdvanced
       political             Biomed Inc.in the PRC will affect our business,
financial condition,
                 and legal developments
       results
December   18, of operations
               2023  Page 3 and prospects.
FirstName LastName
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany18,
December  NameAdvanced
              2023        Biomed Inc.
December
Page 4    18, 2023 Page 4
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Fang Liu, Esq.